FREE WRITING PROSPECTUS

Final Term Sheet dated September 10, 2020

Free Writing Prospectus

Filed pursuant to Rule 433
Dated September 10, 2020
Relating to
Preliminary Prospectus Supplement dated September 10, 2020 to

Prospectus dated April 8, 2019

Registration Statement No. 333-230764

Final Term Sheet

2.250% Senior Notes due 2026

Issuer:	Corporate Office Properties, L.P.
Guarantor:	Corporate Office Properties Trust
Format:	SEC Registered
Expected Ratings (Moody’s/S&P/Fitch):*	Baa3 / BBB- / BBB-
Principal Amount:	$400,000,000
Title of Securities:	2.250% Senior Notes due 2026
Trade Date:	September 10, 2020
Original Issue Date (Settlement Date):	September 17, 2020 (T+5)
Maturity Date:	March 15, 2026
Interest Payment Dates:	Semi-annually in arrears on each March 15 and September 15, commencing March 15, 2021
Benchmark Treasury:	0.250% due August 31, 2025
Benchmark Treasury Price/Yield:	99-29 ¾ / 0.264%
Spread to Benchmark Treasury:	T + 210 basis points
Yield to Maturity:	2.364%
Coupon (Interest Rate):	2.250% per annum
Public Offering Price:	99.416% of the principal amount
Optional Redemption Provisions:
Make-Whole Call:	Prior to February 15, 2026, T+35 basis points
Par Call:	On or after February 15, 2026
CUSIP / ISIN:	22003B AL0 / US22003BAL09

Joint Book-Running Managers:	Wells Fargo Securities, LLC
J.P. Morgan Securities LLC
Barclays Capital Inc.
BofA Securities, Inc.
Citigroup Global Markets Inc.
KeyBanc Capital Markets Inc.
Senior Co-Managers:	Capital One Securities, Inc.
Jefferies LLC
Regions Securities LLC
Co-Managers:	M&T Securities, Inc.
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement dated September 10, 2020 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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